UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

Birks & Mayors Inc. (the “Company”), together with its wholly-owned subsidiary, Mayor’s Jewelers, Inc., finalized an amendment and extension of its senior secured revolving credit facility, dated June 8, 2011. The Company’s $132 million senior secured revolving credit facility, which was set to expire on December 17, 2011, bearing interest in the range of a LIBOR rate plus 2.5 % to 3.0% (based on excess availability thresholds) for up to a $124 million tranche of the facility and in the range of a LIBOR rate plus 4.5% to 5.0% (based on excess availability thresholds) for an $8 million tranche of the facility was amended and extended with a new line limit of $115 million and will bear interest in the range of a LIBOR rate plus 2.25% to a LIBOR rate plus 3.0% (based on excess availability and interest coverage thresholds). The amended senior secured revolving credit facility also contains an accordion feature that would allow the Company to increase the amount of the facility by $25 million. The Company also amended and extended the term and amount of its $12.5 million senior secured term loan, which was set to expire on December 17, 2011 and bearing interest at 16%, to a new loan amount of $18 million and bearing interest at 11% (or one month LIBOR plus 8%, whichever is greater). These two credit facilities have a four-year term expiring in June 2015 and will primarily be used to finance working capital, capital expenditures, provide liquidity to fund day-to-day operations and for other general corporate purposes.

The foregoing description of the senior secured revolving credit facility and the secured term loan agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the senior secured revolving credit facility and the secured term loan agreement, copies of which will be filed in July 2011 as exhibits to the Company’s Form 20-F.

On June 8, 2011, the Company issued a press release announcing the amendment and extension of its senior secured revolving credit facility and its secured term loan agreement, which press release is furnished as Exhibit 99.1 to this Form 6-K.

DOCUMENTS SUBMITTED HEREWITH:

99.1	Press release dated June 8, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: June 8, 2011		Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press release dated June 8, 2011

Exhibit 99.1

Company Contact:
Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000

BIRKS & MAYORS ANNOUNCES CLOSING OF AN AMENDMENT AND

EXTENSION OF ITS SENIOR SECURED REVOLVING CREDIT FACILITY

Montreal, Quebec. June 8, 2011- Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (AMEX:BMJ) today announced the closing of an amendment and extension of its senior secured revolving credit facility and its senior secured term loan. The Company’s $132 million senior secured revolving credit facility, which was set to expire on December 17, 2011, has been amended and extended to be in the amount of $115 million and will expire on June 8, 2015. In addition, the Company amended its $12.5 million senior secured term loan, which was also set to mature on December 17, 2011, to $18 million with a maturity date of June 8, 2015. The interest rate on the amended senior secured term loan was reduced from 16% per annum to a rate of 11% per annum (or one month LIBOR plus 8%, whichever is greater). These two credit facilities will primarily be used to finance working capital, capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes.

“We are very pleased that our lenders continue to support the Company by allowing us to extend the terms of our borrowing arrangements under both senior secured credit facilities under favorable terms and at lower interest rates. As a result of our overachieving our goals to deleverage the Company over the last two fiscal years, we have been able to reduce the amount of our aggregate lines of credit. However, the new revolving credit facility contains an uncommitted accordion feature of $25 million, should the need arise for greater borrowing capacity. The renewal of our credit facilities for four years on more favorable terms will provide the Company with the necessary tools to continue to grow our business and improve the profitability of the Company,” said Tom Andruskevich, President and Chief Executive Officer.

Birks & Mayors is a leading operator of 61 luxury jewelry stores in the United States and Canada. The Company operates 32 stores under the Birks brand in most major markets in Canada and 26 stores under the Mayors brand in Florida and Georgia, two retail locations in Calgary and Vancouver under the Brinkhaus brand, and one retail location in Orlando under the Rolex brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Information Concerning Forward-Looking Statements

This press release includes forward-looking statements, including the Company’s expectations regarding liquidity and cash resources and that the renewal of the credit facilities for four years on more favorable terms will provide the Company the necessary tools to continue to grow its business and improve profitability. These forward-looking statements may be affected by the risks and uncertainties in the Company’s business. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in the Company’s Securities and Exchange Commission filings, including the

Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 12, 2010 and subsequent filings with the Securities and Exchange Commission. The Company wishes to caution readers that certain important factors may have affected and could in the future affect the Company’s actual results and could cause the Company’s actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company. These factors include the ability of the Company to achieve its future financial performance goals. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.